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Exhibit 11.1

Statement re Computation of per share Earnings (Loss)

	Concordia Bus Nordic Holding AB
			Year ended February 28,			Year ended February 29,
	Year ended April 30, 1999	10 months ended February 29, 2000
			2001	2002	2003	2004
Swedish GAAP
Net income/(loss) (in millions of SEK)	54	12	4	(173)	(179)	(171)
Weighted-average number of shares outstanding	300	300	300	300	300	300

Net income/(loss) per share (in thousands of SEK)-basic and diluted	180	40	13	(577)	(596)	(572)

	Concordia Bus Nordic Holding AB
	Year ended February 28,		Year ended February 29,
	2002	2003	2004
US GAAP
Net loss (in millions of SEK)	(188)	(168)	(127)
Weighted-average number of shares outstanding	300	300	300

Net loss per share (in thousands of SEK)-basic and diluted	(626)	(560)	(425)

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  Exhibit 11.1
Statement re Computation of per share Earnings (Loss)